UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________
FORM 11-K
___________________

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

For the fiscal year ended December 31, 2005

Commission file number 000-21383

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Appalachian Bancshares, Inc.
Employees’ Savings & Profit Sharing Plan and Trust
822 Industrial Boulevard
Ellijay, Georgia 30540

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Appalachian Bancshares, Inc.
822 Industrial Boulevard
Ellijay, Georgia 30540

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST
Financial Statements
December 31, 2005 and 2004

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	3
Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2005 and 2004	4
Notes to Financial Statements	5

Supplemental Schedules
Schedule of Assets Held for Investment Purposes as of December 31, 2005	12
Schedule of Reportable Transactions for the Year Ended December 31, 2005	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Appalachian Bancshares, Inc.
Employees’ Savings & Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended were audited by other auditors whose report, dated June 13, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia                                                            /s/ Mauldin & Jenkins, LLC
June 13, 2006                                                                       Mauldin & Jenkins, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Appalachian Bancshares, Inc.
Employees’ Savings & Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Birmingham, Alabama                                                                /s/ Schauer Taylor, P.C.
June 13, 2005                                                                          Schauer Taylor, P.C

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
Assets
Investments at Fair Value
Cash and money market funds	$475,484	$335,507
Mutual funds and collective trusts	613,702	366,937
Sponsor company common stock	6,164,645	4,425,680
Participant loans	96,733	59,081
Total Investments at Fair Value	7,350,564	5,187,205

Receivables
Employer’s contribution receivable	505,617	361,600
Employee contribution receivable	54,872	314
Accrued income	1,508	430
Total Receivables	561,997	362,344

Total Assets	7,912,561	5,549,549

Liabilities
Other liabilities	26,358	1,994
Total Liabilities	26,358	1,994

Net Assets Available for Benefits	$7,886,203	$5,547,555

See notes to financial statements

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005 and 2004

	2005	2004

Additions To Net Assets Attributed To:
Investment Income
Interest and dividends	$18,220	$14,498
Net realized and unrealized appreciation
in fair value of investments	794,788	444,868
Total Investment Income	813,008	459,366

Contributions
Employer contributions	505,617	361,600
Employee contributions	465,611	306,913
Rollover contributions	627,717	6,526
Total Contributions	1,598,945	675,039

Total Additions	2,411,953	1,134,405

Deductions From Net Assets Attributed To:
Plan benefit payments	43,541	122,860
Trustee fees	29,764	21,890
Total Deductions	73,305	144,750

Net Increase	2,338,648	989,655

Net Assets Available for Benefits - Beginning of Year	5,547,555	4,557,900

Net Assets Available for Benefits - End of Year	$7,886,203	$5,547,555

See notes to financial statements

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 1 - Summary of Significant Accounting Policies

On October 1, 2001, Appalachian Bancshares, Inc. (the “Company”) adopted the Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) which amended and restated, in its entirety, the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan and Trust. Pentegra Group, Inc. (“Pentegra”) provides administrative services to the Plan through third-party contracts. The Plan is a defined contribution plan covering all full-time employees of Appalachian Bancshares, Inc. who are age eighteen or older. The Plan contains a one-year service requirement for eligibility for employer matching and profit-sharing amounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Basis of Accounting - The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Administrative Expenses - The administrative expenses of the Plan are paid by the Plan sponsor except for individual participant investment fees.

Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds/common collective funds are valued at the net asset value of shares held by the Plan at year end. The common shares of the Company are determined by the utilization of unit value accounting. The unit value of the stock fund is valued at the end of each day by dividing total fair value of the fund as of the current day’s end by the total number of units held in the fund by all members as of the previous day’s end. Fair value of the stock fund was determined by an independent appraisal at December 31, 2004 and by quoted market price at December 31, 2005. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 1 - Summary of Significant Accounting Policies - Continued

Tax Status - The Internal Revenue Service (the “IRS”) has informed Pentegra, by a favorable approval letter dated March 6, 2003 (the “Favorable Approval Letter”), that the Pentegra Services, Inc. Prototype Non-Standardized Profit Sharing Plan, on which the Plan is based, is acceptable under Section 401 of the Internal Revenue Code (the “IRC”) for use by employers for the benefit of their employees. The Favorable Approval Letter, however, does not represent a ruling or determination as to whether the Plan qualifies under Section 401(a) of the IRC. The Plan has been amended since receiving the last determination letter.

During the year, the Plan administrator determined that the Plan design was in accordance with the IRC, although the implementation of certain operational procedures may have been interpreted differently than what the Plan document intended. The Plan administrator intends to research options available to implement remedial actions that would satisfy the IRS requirements. The Plan administrator intends to take all reasonable actions necessary to retain the qualified status of the Plan, should any action be required.

Related Party Transactions - Certain investments are shares of the Company’s common stock and qualify as party-in-interest (see Note 5).

Risks and Uncertainties - Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants’ account balances, and the amounts reported in the statements of net assets available for benefits.

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan established to provide benefits to the eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation - Any employee is entitled to participate on the first day of the calendar month following satisfaction of the Plan eligibility requirements. Participation in the Plan is voluntary.

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Contributions - Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 14 commingled trust funds, and Company common stock as investment options for participants. Profit-sharing amounts may be contributed at the option of the Company’s Board of Directors. All employer contributions are invested directly in the Company’s common stock. Contributions are subject to certain limitations.

Allocation of Benefits - Profit sharing contributions shall be allocated to each eligible participant’s account in the same ratio as each eligible participant’s salary during such contribution determination period bears to the total of such salary of all eligible participants. A participant shall be eligible for an allocation of employer profit sharing if the participant is employed on the last day of the contribution determination period and, if such period is 12 months with at least 1,000 hours of service. Participants who retired, died or became totally and permanently disabled prior to the last day of the contribution determination period shall also be eligible. Contribution determination period for purposes of determining and allocating employer profit sharing contributions means the Plan year. Forfeitures shall be allocated to eligible participant’s accounts pursuant to the Plan.

Vesting - Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant’s attainment of normal retirement age (65), death or permanent disability or the 6th anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer’s contribution is based on years of credited service as follows:

Years of Credited Service	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum as described by the Plan. The loans are secured by the balance in the participant's account (not to exceed 50% of the participant’s vested account) and bear interest at the Barron's Prime Rate plus 1% or such other rate as may be required by applicable law and determined by reference to the prevailing interest rate charged by commercial lenders under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions.

Benefit Payments - Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Forfeitures shall be allocated to eligible participants’ accounts pursuant to the Plan. Benefits are recorded when paid.

Forfeited Accounts - Forfeited accounts will be reallocated to participants in the same manner as employer contributions.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions to the following investments at their discretion:

Stable Value Fund	Nasdaq 100 Index Fund
Moderate Strategic Balanced Fund	US Real Estate Investment Fund
Conservative Strategic Balanced Fund	EAFE Index Fund
Aggressive Strategic Balanced Fund	Passive Long TSY Fund
Equity Index/S&P 500	Appalachian Bancshares, Inc. Common Stock
S&P 500/ Growth Stock Fund	Appalachian Bancshares, Inc.
S&P 500/ Value Stock Fund	Money Market-Escrow Funds
Midcap 400	Government/Money Market
Russell 2000 Stock Fund

Voting Rights - All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Board of Directors of the Company.

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 3 - Investments

The following presents investments at December 31, 2005 and 2004 that represent 5% or more of the net assets of the Plan:

	2005	2004

Appalachian Bancshares, Inc. Common Stock,
339,276 and 276,605 shares, respectively	$6,164,645	$4,425,680

During 2005 and 2004, the investments by the Plan (including gains and losses on investments sold during the year) appreciated in value by $794,788 and $444,868, respectively, as follows:

	2005	2004

Mutual funds and collective trusts	$40,135	$29,961
Common stock	754,653	414,907

	$794,788	$444,868

Note 4 - Non Participant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments at December 31, 2005 and 2004 is as follows:

	2005	2004

Net Assets:
Sponsor company common stock and cash	$2,566,375	$1,947,678
Employer’s contribution receivable	505,617	361,600
	$3,071,992	$2,309,278

	2005	2004

Changes in Net Assets:
Contributions	$505,617	$361,600
Net appreciation	264,565	165,307
Benefits paid to participants	(10,431)	(30,657)
Interest income	2,963	761
	$762,714	$497,011

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 5 - Party-in-Interest Transaction

At December 31, 2005 and 2004, the Plan held investments in the Company’s common stock valued at $6,164,645 and $4,425,680, respectively. During 2005 and 2004, the Plan's investment in the Company's common stock had recognized appreciation of $754,653 and $414,907, respectively.

SUPPLEMENTAL SCHEDULES

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
Form 5500, Schedule H, Item 4(i)
Sponsor EIN 58-2242407, Plan Number 001

December 31, 2005

(a), (b)			(e)
Identity of Issue and	(c)	(d)	Current
Asset Description	Description	Cost	Value
Mutual Funds:

Pentegra
Stable Value	3,180 shares	N/A **	$32,029

State Street
Moderate Strategic Balanced	4,776 shares	N/A **	58,488

State Street
Conservative Strategic Balanced	2,208 shares	N/A **	30,230

State Street
Aggressive Strategic Balanced	6,264 shares	N/A **	67,241

State Street
Russell 2000	795 shares	N/A **	17,241

State Street
Equity Index/S&P 500	437 shares	N/A **	101,413

State Street
S&P 500/Growth	1,438 shares	N/A **	14,725

State Street
S&P 500/Value	6,147 shares	N/A **	63,201

State Street
Midcap 400	5,554 shares	N/A **	141,738

State Street
Nasdaq 100 Index Fund	1,847 shares	N/A **	18,753

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
Form 5500, Schedule H, Item 4(i)
Sponsor EIN 58-2242407, Plan Number 001

December 31, 2005

(a), (b)			(e)
Identity of Issue and	(c)	(d)	Current
Asset Description	Description	Cost	Value

State Street
US Real Estate Invest Fund	22 shares	N/A **	510

State Street
EAFE Index Fund	728 shares	N/A **	12,218

State Street
Passive Long TSY Fund	5,376 shares	N/A **	55,915

Common Stock:
Appalachian Bancshares, Inc. *
Common Stock	339,276 shares	$4,535,179	6,164,645

Appalachian Bancshares, Inc. *
Money Market-Escrow Funds			389,821

State Street
Government/Money Market			85,663

Participant Loans	6.75% to 8.25%
	maturing from
	2008 to 2011	—	96,733
		$4,535,179	$7,350,564

* Indicates a party-in-interest
** Cost information has been omitted for participant directed investments

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST
SCHEDULE OF REPORTABLE TRANSACTIONS *
Form 5500, Schedule H, Item 4(j)
Sponsor EIN 58-2242407, Plan Number 001

December 31, 2005

(a), (b) Identify of Issue and Asset Description	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Gain (Loss)

Appalachian Bancshares,
Inc. Common Stock	$361,600	$—	$361,600	$361,600	$—

*
The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

REQUIRED INFORMATION

Financial Statements

4.
In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2005 and 2004 are presented on pages 1 through 10.

Exhibits. The following exhibits are filed with this statement:

Exhibit No.	Description

23.1	Consent of Mauldin & Jenkins, LLC

23.2	Consent of Schauer Taylor, P.C.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan and Trust

Date: July 11, 2006	By:	/s/ Tracy R. Newton
Tracy R. Newton On behalf of the Administrative Committee

____________________________

EXHIBITS

To

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

Year Ended December 31, 2005
____________________________

Exhibit Index

Exhibit No.	Description

23.1	Consent of Mauldin & Jenkins, LLC

23.2	Consent of Schauer Taylor, P.C.